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EXHIBIT 12

Benchmark Electronics, Inc.

Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes and extraordinary item	$83,010	54,966	(58,293)	28,430	20,276
Fixed charges	10,966	14,960	20,667	28,304	11,637

Income (loss) before income taxes, extraordinary item and fixed charges	93,976	69,926	(37,626)	56,734	31,913

Fixed Charges:
Amortization of debt issuance costs	1,483	1,628	1,640	1,609	570
Interest expense	6,231	9,757	15,358	22,787	9,696
Interest component of rental expense	3,252	3,575	3,669	3,908	1,371

Total fixed charges	$10,966	14,960	20,667	28,304	11,637

Earnings to fixed charges ratio	8.57x	4.67x	—	2.00x	2.74x
Deficiency	n/a	n/a	$58,293	n/a	n/a

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Benchmark Electronics, Inc. Ratio of Earnings to Fixed Charges (Dollars in thousands)